Exhibit 99.1

ENTRÉE GOLD REPORTS SALE OF NON-CORE ASSETS

Vancouver, B.C., May 10, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has sold non-core assets for proceeds in excess of US$3.2 million.  The non-core assets were acquired as part of the Company’s June 2010 acquisition of PacMag Metals Limited (“PacMag”).

Share Sales

The Company has completed the sale of shareholdings in two Australian listed equities.  The equities, valued at US$895,273 when the PacMag transaction closed in June 2010, were sold for gross proceeds of US$3,174,208.

Rainbow Canyon

Acrex Ventures Ltd. (TSX.V: AKV - “Acrex”) has entered into an agreement to purchase a 100% interest in the Rainbow Canyon gold property in Nevada.  The Company acquired Rainbow Canyon as part of the PacMag transaction.  Acrex will pay US$125,000 and grant to the Company a 3% net smelter returns royalty (the “NSR Royalty”), which may be bought down to a 1% NSR Royalty for US$1,000,000.  The agreement is subject to TSX Venture Exchange approval.

Greg Crowe, Entree’s President & CEO commented, “The acquisition cost for PacMag was approximately US$36 million.  The Ann Mason deposit alone is estimated to contain an inferred resource in excess of 7 billion pounds of copper, equating the acquisition cost to approximately half a cent per pound of copper.  The sale of non-core assets not only lowers the relative acquisition cost but augments our treasury as we continue to develop our Nevada properties through ongoing exploration and drilling programs, advancing Entree’s pipeline of copper-gold-molybdenum projects toward development.”

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource of 810 million tonnes grading 0.40% copper (at a 0.30% cut-off) for more than 7 billion pounds of contained copper.  The property has considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately US$21 million as at December 31, 2010, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to its future exploration and development plans, the potential value of its assets, and the potential for extending known mineralized zones and the discovery of additional mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.